EXHIBIT 3.1

AMENDED AND RESTATED ARTICLE III OF THE BYLAWS OF RADIUM VENTURES INC.:

“III. ACTIONS BY WRITTEN CONSENT.

.01 Action By Consent of Shareholders.

Unless otherwise restricted by the Articles of Incorporation, any action required or permitted to be taken at any annual or special meeting of the shareholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to this Corporation by delivery to its principal place of business or an officer or agent of this Corporation having custody of the book in which proceedings of minutes of shareholders are recorded.

.02 Action by Consent of Directors.

Unless otherwise restricted by the Articles of incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or such committee.”